carter’s, inc.

November 21, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li I Tia L. Jenkins I Rufus Decker

Re:	Carter’s Inc.
Form 10-K for the Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-31829

Ladies and Gentlemen:

Carters, Inc. (the “Company”) confirms that it has received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated November 10, 2014, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working with management and its advisors to address the Comment Letter but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before December 10, 2014. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at (678) 399-4404 or Joel F. Freedman of Ropes & Gray LLP at (617) 951-7309 if have any questions regarding this letter.

Sincerely,

/s/ Michael Wu

Michael Wu

Senior Vice President, General Counsel and Secretary

cc: Joel F. Freedman, Ropes & Gray LLP

michael WU SVP, General Counsel & Secretary, Legal and Corporate Affairs

3438 Peachtree Road NE, Suite 1800 | Atlanta, GA 30326

michael.wu@carters.com | 678.399.4515 | NYSE Listed: CRI